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                             November 18, 2022

       T. Michael Price
       President and Chief Executive Officer
       First Commonwealth Financial Corporation
       601 Philadelphia Street
       Indiana, PA 15701

                                                        Re: First Commonwealth
Financial Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on October
19, 2022
                                                            File No. 333-267944

       Dear T. Michael Price:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 19, 2022

       Background of the Merger, page 39

   1. We note CFC's discussions with Party D, its entrance into a nondisclosure agreement, and its discussions
surrounding a non-binding indication of interest. We also note that CFC's discussions with Party
D terminated on April 10, 2022, and subsequent to such
                                                        termination, Ms. Husic
and Mr. Price resumed discussions. Please discuss here the
                                                        reasons why discussions
with Party D with which negotiations began during the fourth quarter of 2021 were
terminated and explain whether it was CFC or the counterparty that ceased negotiations.
Where the potential merger transactions are discussed on page 40, please also disclose if
terms were discussed and, if so, the range of terms of those merger possibilities.
 T. Michael Price
FirstName LastNameT.  MichaelCorporation
                              Price
First Commonwealth  Financial
Comapany 18,
November   NameFirst
              2022 Commonwealth Financial Corporation
November
Page  2   18, 2022 Page 2
FirstName LastName
FCF's Reasons for the Merger, page 41

2.       We note the principal factor listed stating    the strategic rationale
for the merger, including
         expansion of FCF   s business into higher growth, contiguous and
demographically
         attractive metro markets and accelerating FCF   s growth beyond the
$10 billion asset
         threshold.    Please disclose in an appropriate place any additional
provisions of the Dodd-
          Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations or financial condition and describe the expected impact. Please also add a risk factor describing the attendant risks and clarify here whether the board considered these additional regulatory implications as a positive or negative factor.
Opinion of CFC's Financial Advisor, page 46

3. Please quantify the fee that CFC paid to Stephens when it rendered its fairness opinion and the specific amount and percentage of the fee that is contingent upon
         completion of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of
         Regulation M-A.
4. We note disclosure (iv) and the reference to financial projections provided by CFC and
         FCF which Stephens relied upon in developing its opinion. Please disclose the financial projections that CFC and FCF presented to Stephens and which Stephens relied upon in forming its opinion.
Governance of FCF after the Merger, page 57

5. We note that FCF will designate Patricia A. Husic, the president and CEO of CFC, to the
         FCF board of directors upon the effective time of the merger. Please file the written consent of Patricia A. Husic as required by Securities Act Rule 438. Material U.S. Federal Income Tax Consequences of the Merger, page 82

6. We note your disclosure that the tax opinions you describe in this section constitute the opinion of counsel to both CFC and FCF and short form tax opinions will be given. We also note that your exhibit index does not provide for a tax opinion of CFC's legal counsel.
         Please confirm that you will file the required opinions regarding tax matters or tell us why you believe such opinions are not required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance Section III.A of Staff Legal Bulletin No. 19.
Exhibits

7. Refer to Exhibit 99.2. We note the statement that Stephens disclaim[s] that we come within the category of persons whose consent is required under Section 7 of the Securities
         Act of 1933." Please have Stephens remove this inappropriate disclaimer given that
         Stephens provided an opinion that is summarized in and included in the registration statement and which is attributed to Stephens. For guidance, refer to Securities Act Rule
 T. Michael Price
First Commonwealth Financial Corporation
November 18, 2022
Page 3
      Compliance and Disclosure Interpretation Question 233.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Madeleine Mateo at 202-957-9365 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



                                                           Sincerely,
FirstName LastNameT. Michael Price
                                                    Division of Corporation
Finance
Comapany NameFirst Commonwealth Financial Corporation
                                                    Office of Finance
November 18, 2022 Page 3
cc:       James Barresi
FirstName LastName